                                                         	Exhibit 2.1


                MEMBERSHIP INTEREST PURCHASE AGREEMENT

  	This Membership Interest Purchase Agreement (the "Agreement"), dated as of December 10, 1997, is by and among NRG Energy, Inc., a Delaware corporation ("NRG"); NRGG Funding Inc., a Delaware corporation (the "Purchaser"); and NRG Generating (U.S.) Inc., a Delaware corporation ("NRGG").

                          W I T N E S S E T H:

  	WHEREAS, NRG Morris Inc., a Delaware corporation ("Morris") and NRG are the owners of one percent (1%) and 99 percent (99%) membership interests, respectively, in NRG (Morris) Cogen, LLC, a Delaware limited liability company (the "Company");

  	WHEREAS, NRG owns one hundred percent (100%) of the common stock of Morris and is deemed thereby to be the beneficial owner of all right, title and interest in and to all of the membership interests in the Company;

  	WHEREAS, the Company was formed to produce and sell electricity and steam from cogeneration facilities;

  	WHEREAS, Purchaser desires to purchase, and NRG desires to sell to Purchaser, all of the membership interests in the Company on the terms and conditions set forth in this Agreement;

  	WHEREAS, to accomplish such purpose, Purchaser desires to purchase from NRG, and NRG desires to sell to Purchaser, the ninety-nine percent (99%) membership interests in the Company that NRG owns directly (the "Direct Membership Interests") and all of the issued and outstanding stock of Morris (the "Morris Stock");

  	WHEREAS, NRG and NRGG, Purchaser's parent company, signed a Letter of Intent regarding this transaction on December 3, 1997 and on December 4, 1997 made the required filing for the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott-Rodino Act");

  	NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                            A G R E E M E N T:

  	1. 	Purchase and Sale.  Contingent upon (i) expiration or early
termination of the applicable waiting period under the Hart-Scott-Rodino Act, (ii) consent of The Chase Manhattan Bank and such other banks as are necessary to effectuate the arrangements contemplated in Sections 2.2(a) through 2.2(d) consistent with the Equity Commitment and its related Construction and Term Loan Agreement, (iii) completion of the arrangement contemplated in

Section 2.2(b) regarding the ESA Obligations, and (iv) completion of the arrangement contemplated in Section 2.2(d) regarding the Supplemental Loan Arrangement, NRG hereby sells and delivers to Purchaser the Direct Membership Interests and the Morris Stock (the Direct Membership Interests and the Morris Stock shall be referred to collectively as the "Membership Interests"), free and clear of any and all security interests, liens and other encumbrances and claims of any kind and nature whatsoever (except as set forth in Section 4.4), and Purchaser hereby purchases all of NRG's right, title and interest in and to the Membership Interests. The effective date of such sale and purchase (the "Effective Date") shall without further notice or action automatically occur on, and shall be, the date on which the last of the above-mentioned contingencies occurs.

  	2. 	Consideration for Purchase.

   2.1	Payments.  The purchase price for the Membership Interests (the
"Purchase Price") is $5,000,000.00, $4,000,000.00 of which has been paid to NRG as part of the financial closing of construction financing of the Company's project, and the remaining $1,000,000.00 of which shall be paid pursuant to the fee letter between the Company and NRG dated as of October 24, 1997 (the "Fee Letter"). Upon the Effective Date, the Company will confirm its payment commitment as set forth in the Fee Letter by letter addressed to NRG. Notwithstanding the fact that the Purchase Price has been and will be paid to NRG by or on behalf of the Company, Purchaser shall, for purposes under this Agreement, be deemed to have paid such Purchase Price to NRG.

  	2.2	Assumption of Obligations.  On or prior to the date hereof (but subject to the occurrence of the Effective Date), NRG, Purchaser and NRGG shall have entered into the following arrangements:

    		(a)	an arrangement pursuant to which Purchaser shall assume
          the obligations of NRG under that certain Equity
          Commitment Agreement among NRG, the Company and The Chase
          Manhattan Bank dated as of September 15, 1997 (the "Equity Commitment") and provide The Chase Manhattan Bank with a pledge of the Membership Interests as collateral therefor and for the Company's obligations under the related
          Construction and Term Loan Agreement (which will be in lieu of NRG's current pledge of the same assets to The
          Chase Manhattan Bank, with such current pledge being released by The Chase Manhattan Bank), all in form and substance satisfactory to the parties; in addition, Purchaser shall arrange for NRGG to guaranty Purchaser's obligations under the Equity Commitment, upon the Effective Date, and Purchaser shall give NRG a subordinate pledge of the Membership Interests as collateral for NRGG's guaranty;

	    	(b)	an arrangement pursuant to which Purchaser shall assume
          the commitments of NRG to comply with certain provisions of that certain Energy Services Agreement dated June 3,
          1997 between the Company and Millennium Petrochemicals
          Inc. (the "ESA Obligations");

    		(c)	arrangements to amend the operation and maintenance
          agreement and the construction services agreement for the Project to give the Company input into the identity of the construction and operation managements and certain other rights, in form and substance satisfactory to the parties;
          and

    		(d)	an arrangement pursuant to which NRG will commit to a loan
          to Purchaser and NRGG, which loan Purchaser may draw upon at Purchaser's election, and the proceeds from which Purchaser may use to contribute equity to the Company as required by the Equity Commitment ("Supplemental Loan
          Arrangement"), all in form and substance satisfactory to the parties.

The Equity Commitment and the ESA Obligations shall be referred to collectively as the "Shareholder Commitments".

   3.	  Closing; Further Assurances.

  	3.1	 NRG's Deliveries.  NRG shall deliver to Purchaser, on the
Effective Date, the following:

    		(a)	All books of account, records, contracts, tax returns,
          processes, formulas and all other original documents and records of the Company held by NRG;

    		(b)	NRG's representative's resignation from the Company's
          Governance Committee; and

    		(c)	Good Standing Certificates for NRG, Morris and the Company
          issued by the Delaware Secretary of State not earlier than three (3) days prior to the Effective Date.

  	3.2 	Purchaser Deliveries.  Purchaser and NRGG shall deliver to NRG, on the Effective Date, the following:

    		(a)	Good Standing Certificates for Purchaser and NRGG, issued
          by the Delaware Secretary of State not earlier than three
          (3) days prior to the Effective Date.

  	3.3 	No Other Payment.  Except for the payment contemplated by
Section 2.1 and any obligations contemplated in the Shareholder Commitments, there will be no other fees, costs or other payments payable by or on behalf of Purchaser or NRGG to or for the account of NRG for or in connection with Purchaser's purchase or ownership of the Membership Interests, the Company, Morris or the Company's co-generation facilities. Notwithstanding the previous sentence, Purchaser and NRGG each acknowledges that if Purchaser and NRGG elect to draw on the Supplemental Loan Arrangement, then Purchaser and NRGG will have obligations in connection with such draw(s) under the applicable agreements implementing the Supplemental Loan Arrangement.

  	3.4	Post-Effective Date Covenants.  At any time, and from time to time, upon or after the Effective Date, at Purchaser's request and without further consideration, NRG will execute and deliver such other instruments and take such actions as Purchaser may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to Purchaser, and to confirm Purchaser's title to, the Membership Interests or to put Purchaser in actual possession and operating control of all of the business, properties, assets and goodwill of the business of the Company and to assist Purchaser in exercising all rights with respect thereto.

  	4.	Representations and Warranties by NRG.  NRG represents and
warrants to Purchaser that, as of the date of execution of this Agreement and as of the Effective Date (upon which Effective Date, NRG will be deemed again to have made the following representations and warranties):

  	4.1	Organization, Standing and Qualification of the Company.  The
Company is a limited liability company in good standing under the laws of the State of Delaware and is qualified to transact business in Illinois;
it has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and is entitled to carry on its business as it is now being conducted and to own, lease or operate its properties as and in the places where such business is now conducted. Morris is a corporation in good standing under the laws of the State of Delaware; it has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and is entitled to carry on its business as it is now being conducted and to own, lease or operate its properties as and in the places where such business is now being conducted. Neither the Company nor Morris is required to be qualified, licensed or domesticated as a foreign limited liability company or corporation in any other jurisdiction.

  	4.2	Execution, Delivery and Performance of Agreement; Authority.
Neither the execution, delivery nor performance of this Agreement by NRG, with or without the giving of notice or the passage of time, or both, conflicts with, results in a default, right to accelerate or loss of rights under, or results in the creation of any lien, charge or encumbrance pursuant to, any provision of the Limited Liability Company Agreement of NRG (Morris) Cogen LLC (the "LLC Agreement"), the constituent documents of Morris, or any franchise, mortgage, deed of trust, lease, license, easement, agreement, understanding, law, rule or regulation or any order, judgment or decree to which NRG, Morris or the Company are a party or by which NRG, Morris or the Company or their respective properties may be bound or affected. NRG has the necessary corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement, and this Agreement constitutes a valid and binding obligation of NRG, enforceable in accordance with its terms.

  	4.3	Formation and Purpose of the Company.  The Company was formed as a limited liability company by NRG and Morris pursuant to the provisions of the Delaware Limited Liability Company Act by the filing of a Certificate of Formation with the Delaware Secretary of

State on February 27, 1997. The Company was formed as a limited liability company to produce and sell electricity and steam from the Company's cogeneration facilities.

  	4.4	Title to Membership Interests.  Purchaser will acquire, lawful, valid and marketable title to the Direct Membership Interests and the Morris Stock (and through Morris to the membership interests in the Company that are owned by Morris) free and clear of all liens, encumbrances, purchase rights, claims, pledges, mortgages, security interests, or other limitations or restrictions, except the lien in favor of The Chase Manhattan Bank, as Collateral Agent (as defined therein) granted by NRG and NRGMI pursuant to that certain Pledge and Security
Agreement dated as of September 15, 1997.

  	4.5	Litigation.  Except as set forth in Schedule 4.5, there is
neither any claim, legal action, suit, arbitration, governmental investigation or other legal or administrative proceedings, nor any order, decree or judgment (any of them, an "Action") in progress, pending or in effect, or, to the actual knowledge of NRG, threatened, against or relating to the Company, Morris, the Company's members, Morris' shareholders, the Company's or Morris' properties, assets or business, and there is no Action in progress, pending or in effect, or to the actual knowledge of NRG threatened, against NRG, which could reasonably likely have a material adverse effect on NRG's ability to consummate the transactions contemplated hereby

  	4.6	Ownership and Authority.  The Direct Membership Interests and
the membership interests in the Company that are owned by Morris comprise one hundred percent (100%) of the outstanding membership interests in the Company, and the Morris Stock comprises one hundred percent (100%) of the stock of Morris. No consent of any person or entity is required, which has not been obtained, for NRG to sell the Direct Membership Interests or the Morris Stock to Purchaser pursuant to this Agreement, other than expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Act.

  	4.7	No Options.  Except as described in the June 3, 1997 Energy
Services Agreement between the Company and Millennium Petrochemicals
Inc., there are no outstanding options, warrants, conversion rights or similar rights of any kind held by any person or entity to acquire any membership interest in the Company or any stock of Morris.

  	4.8	Full Disclosure of Documents.  NRG has provided to the
Independent Directors Committee of NRGG's Board of Directors (the "Independent Committee") or its representatives (which include officers of NRGG) copies of all contracts, licenses, and permits (collectively, "Project Documents") that burden or benefit (in any material respect) the direct or indirect equity interest of NRG and/or Purchaser in the Company and/or in Morris (collectively, "Ownership Interest") and disclosed in writing to such Independent Committee or such representatives any breach, violation or default (or event that with notice or the lapse of time, or both, would constitute a breach, violation or default) under a Project Document that could reasonably be expected to have a material adverse effect on the related Ownership Interest. All documents and data prepared by NRG and delivered to NRGG have been prepared using good faith efforts regarding their correctness and accuracy.

  	4.9	No Pending Claims.  NRG has disclosed in writing to the
Independent Committee or its representatives (which include officers of NRGG) all pending (or, to its knowledge, threatened) claims by any individual, corporation, company, voluntary association, partnership, joint venture, trust, or incorporated organization, governmental authority or any other form of entity other than NRG, Purchaser or any corporation, partnership, joint venture or other entity that is consolidated with Purchaser or claims for violations of any law, rule, regulation or governmental requirement that could reasonably be expected to have a material adverse effect on the Ownership Interest.

  	4.10	No Conflict or Breach.  The conveyance to Purchaser of the
Ownership Interest will not conflict with, result in a breach by NRG, the Company or Morris of, or require any consent which has not been obtained by NRG, the Company or Morris under, any Project Document or applicable law (to the extent the failure to obtain same could be reasonably expected to have a material adverse effect on the Ownership Interest), other than expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Act.

  	5.	Representations and Warranties by Purchaser and NRGG.  Each of
Purchaser and NRGG, jointly and severally, represents and warrants to NRG that, as of the date of execution of this Agreement and as of the Effective Date (upon which Effective Date, Purchaser and NRGG will be deemed again to have made the following representations and warranties):

  	5.1	Organization, Standing and Qualification.  Each of Purchaser
and NRGG is a corporation in good standing under the laws of the State of Delaware; each has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and is entitled to carry on its business as it is now being conducted and to own, lease or operate its properties as and in the places where such business is now conducted. Purchaser is qualified to transact business in Illinois and is not required to be qualified, licensed or domesticated as a foreign corporation in any other jurisdiction.

  	5.2	Execution, Delivery and Performance of Agreement; Authority.
Neither the execution, delivery nor performance of this Agreement by each of Purchaser and NRGG, with or without the giving of notice or the passage of time, or both, conflicts with, results in a default, right to accelerate or loss of rights under, or results in the creation of any lien, charge or encumbrance pursuant to, any provision of the constituent documents of Purchaser, or any franchise, mortgage, deed of trust, lease, license, easement, agreement, understanding, law, rule or regulation or any order, judgment or decree to which Purchaser is a party or by which Purchaser or NRGG or its respective properties may be bound or affected. Each of Purchaser and NRGG has the necessary corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement, and this Agreement constitutes a valid and binding obligation of each of Purchaser and NRGG, enforceable in accordance with its terms.

  	5.3	Litigation.  Except as set forth in Schedule 5.3, there is
neither any claim, legal action, suit, arbitration, governmental investigation or other legal or administrative proceedings, nor any order, decree or judgment in progress, pending or in effect, or to the actual knowledge of

Purchaser or NRGG threatened, against or relating to Purchaser or NRGG, which could reasonably likely have a material adverse effect on the ability of Purchaser or NRGG to perform its obligations hereunder or to consummate the transactions contemplated hereby.

  	5.4	Authority.  No consent of any person or entity is required,
which has not been obtained, for Purchaser to purchase the Direct
Membership Interests or the Morris Stock from NRG pursuant to this Agreement, other than expiration or early termination of the waiting period under the Hart-Scott-Rodino Act.

  	6.	Indemnification.

  	6.1	Indemnification by NRG.  NRG agrees to indemnify, defend, and hold Purchaser and NRGG harmless from, against and in respect of, and shall, on demand, reimburse Purchaser (or if Purchaser so directs, NRGG) for any and all loss, offset, liability or damages suffered or incurred by Purchaser or NRGG which arises out of:

   		 (a)	any untrue representation, breach of warranty or non-
          fulfillment of any covenant by NRG contained in this Agreement or in any certificate, document or instrument delivered to Purchaser pursuant to this Agreement;

    		(b)	any failure of NRG prior to the Effective Date to comply
          with the ESA Obligations prior to assignment to Purchaser as contemplated in Section 2.2; and

    		(c)	any and all actions, suits, proceedings, claims, demands,
          assessments, judgments, costs and expenses, including, without limitation, reasonable attorneys' fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or relating to the enforcement of this indemnity.

  	6.2	Indemnification by Purchaser and NRGG.  Each of Purchaser and
NRGG agrees, jointly and severally, to indemnify and hold NRG harmless from, against and in respect of and shall, on demand, reimburse NRG for any, loss, offsets, liability, or damages suffered or incurred by NRG and resulting from:

    		(a) any untrue representation, breach of warranty or non-fulfillment of any covenant or agreement by Purchaser or NRGG contained in this Agreement or in any certificate, document or instrument delivered to NRG pursuant to this Agreement;

    		(b)	any failure of Purchaser on or after the Effective Date to
          comply with the ESA Obligations as assumed by Purchaser as contemplated in Section 2.2; and

    		(c) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, reasonable attorneys' fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or relating to the enforcement of this indemnity.

  	6.3	Third Party Actions.

    		(a)	In order for a party (the "indemnified party"), to be
          entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any person against the indemnified party (a "Third-Party Claim"), such indemnified party must notify the indemnifying party in writing of the Third-Party Claim within a reasonable time after receipt by such indemnified party of written notice of the Third-Party Claim.
          Thereafter, the indemnified party shall deliver to the indemnifying party, within a reasonable time after the indemnified party's receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim.

    		(b)	If a Third-Party Claim is made against any indemnified
          party, the indemnifying party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided such counsel is not reasonably objected to by the indemnified party. Should the indemnifying party so elect to assume the defense of a Third-Party Claim, the indemnifying party will not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the parties to the relevant action include such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party;
          provided that the indemnifying party shall not in such event be responsible hereunder for the fees and expenses of more than one firm or separate counsel in connection with such action, in addition to any local counsel. If the indemnifying party elects to assume the defense of a Third-party Claim, the indemnified party will (i) cooperate in all reasonable respects with the indemnifying party in connection with such defense, (ii) not admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim without the indemnifying party's prior written consent and (iii) agree to any settlement, compromise or discharge of a Third-Party Claim which the indemnifying party may recommend and which by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third-
          Party Claim and which releases the indemnified party
       			completely in connection with such Third-Party Claim. In the event the indemnifying party shall assume the defense of any Third-Party Claim, the indemnified party shall be entitled to participate in (but not control) such defense with its own counsel at its own expense. If the indemnifying party does not assume the defense of any such Third-Party Claim, the indemnified party may defend the same in such manner as it may deem appropriate, including but not limited to settling such claim or litigation after giving notice to the indemnifying party of such terms, and the indemnifying party will promptly reimburse the indemnified party upon written request for all cost, expense (including reasonable attorneys' fees), loss, liability or damage incurred and paid by the indemnified party in connection with such claim.

  	7.	Nature and Survival of Representations and Warranties;
Limitation of Liability. All representations, warranties, and covenants made by Purchaser, NRGG or NRG in this Agreement or in any document, certificate or other instrument delivered pursuant to this Agreement or in connection with this Agreement will survive the Effective Date for a period equal to one (1) year, plus any time required to resolve disputes. NRG shall not have any liability to Purchaser or NRGG under this Agreement for breach of representation, or for claims for indemnification from NRG under Sections 6.1(a) and/or (c), in an aggregate amount in excess of the Purchase Price; and neither Purchaser nor NRGG shall have any liability under this Agreement for breach of representation, or for claims for indemnification from Purchaser under Sections 6.2(a) and/or
(c), in an aggregate amount in excess of the Purchase Price (with such limit being collective as to Purchaser and NRGG, such that the collective liability of Purchaser and NRGG shall not in the aggregate exceed the Purchase Price). This limitation of liability does not apply to claims for indemnification from NRG under Section 6.1(b) (and Section 6.1(c) to the extent applicable to a claim initiated under Section 6.1(b)) for failure of NRG to comply with the ESA Obligations prior to the Effective Date or to claims for indemnification from Purchaser under Section 6.2(b) (and Section 6.1(c) to the extent applicable to a claim initiated under Section 6.1(b)) for failure of Purchaser to comply with the ESA Obligations on or after the Effective Date. Purchaser's, NRGG's and NRG's respective rights and obligations in connection with Purchaser's assumption (and NRGG's guaranty thereof) of the Equity Commitment are as set forth in the documents implementing such assumptions and guaranty and are not impaired by the terms hereof.

  	8.	Notices.  All notices or other communications required or
permitted to be given under any of the provisions of this Agreement must be in writing and are deemed to have been duly given when personally delivered, sent by facsimile or mailed by first class registered mail, return receipt requested, or by a nationally-recognized overnight delivery service, addressed to the parties at the addresses set forth below (or such other address as any party may specify by notice to all other parties given as aforesaid). A copy of a notice sent to counsel does not constitute notice under this Agreement.

  		If to Purchaser to:

  		NRGG Funding Inc.
		  1221 Nicollet Mall, Suite 610
  		Minneapolis, MN  55402
  		Attn.:  President
		  Facsimile No. (612) 373-8833

  		If to NRGG:

  		NRGG Generating (U.S.) Inc.
		  1221 Nicollet Mall, Suite 610
		  Minneapolis, MN  55402
		  Attn.:  President
		  Facsimile No. (612) 373-8833

  		If to NRG to:

  		NRG Energy, Inc.
		  1221 Nicollet Mall, Suite 700
		  Minneapolis, MN  55403-2445
		  Attn.:  Vice President, U.S. Business Development
		  Facsimile No. (612) 373-5430

  		With a copy to:

  		NRG Energy, Inc.
		  1221 Nicollet Mall, Suite 700
		  Minneapolis, MN  55403-2445
		  Attn.:  Vice President and General Counsel
		  Facsimile No. (612) 373-5392

  	9.	Miscellaneous.

  	9.1	Entire Agreement.  This Agreement constitutes the entire
agreement of the parties with respect to the subject matter of this Agreement and supersedes any and all prior instruments concerning such subject matter, including without limitation the Letter of Intent between NRG and NRGG dated December 3, 1997. This Agreement may not be amended or terminated except by a written agreement specifically referring to this Agreement signed by all of the parties to this Agreement. This Agreement shall not be construed to affect the parties' obligations under that certain Confidentiality Agreement between NRG and NRGG dated as of October 3, 1997.

  	9.2	Written Waivers.  No waiver of any breach or default under this
Agreement is valid unless in writing and signed by the party giving such waiver, and such a written waiver does not constitute a waiver of any subsequent breach or default of any nature.

  	9.3	Binding Nature of Agreement.  This Agreement is binding upon and inures to the benefit of the parties to this Agreement and their respective successors and assigns but does not confer any rights upon any third persons except as expressly set forth in this Agreement. No party may assign its rights or delegate its duties and obligations under this Agreement without the prior written consent of the other parties, except that Purchaser may, without any consent of NRG and Morris, assign all or any portion of Purchaser's rights under this Agreement to any commercial lender providing financing to Purchaser.

  	9.4	Headings.  The section headings contained in this Agreement are intended for convenience only and do not define or limit the contents of such sections.

  	9.5	Costs and Expenses.  Purchaser, NRGG and NRG must each bear
their respective costs and expenses in connection with the negotiation, execution and performance of this Agreement, including all taxes of any type and the fees and disbursements of all attorneys, accountants, appraisers and advisors retained by or representing them in connection with the preparation and performance of this Agreement. NRG is solely responsible for any brokers' or advisors' fees payable for services rendered to NRG or the Company with respect to the transactions contemplated by this Agreement. If any arbitration or legal proceedings are instituted to enforce the terms of this Agreement or to declare rights under this Agreement, the prevailing party is entitled to an award of reasonable attorneys' fees and expenses. The Company must not pay any costs, fees or expenses which NRG is obligated to pay.

  	9.6	Governing Law.  This Agreement is governed by and shall be
construed in accordance with the internal laws of the State of Minnesota, without regard to the conflicts of law principles contained therein.

  	9.7	Termination.  This Agreement shall terminate and be of no
further force or effect if the Effective Date does not occur on or before January 31, 1998. Notwithstanding such termination, the provisions of
Section 9.5 shall survive termination and continue in full force and effect.

  	IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the day and year first above written.

                        					NRGG GENERATING (U.S.) INC.


                        					By: /s/ Robert T. Sherman, Jr.
                        					Its:    President & CEO

                        					NRGG FUNDING INC.

                        					By: /s/ Timothy P. Hunstad
                        					Its:    VP & CFO


                        					NRG ENERGY, INC.

                        					By: /s/ David H. Peterson
                        					Its:    President


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

Exhibits and Schedules to Membership Interest Purchase Agreement

Schedules omitted from filing:

4.5		Litigation
5.3		Litigation



  	The registrant hereby agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

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